NEWS RELEASE

Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA UPDATES WEBSITE

December 12, 2003 - AMERICAN BONANZA GOLD MINING CORP. (“Bonanza”) wishes to advise that it has updated the content on its Website: www.americanbonanza.com.

Additionally, Bonanza wishes to report that it has received $1.8 million in warrant exercises since the closing of its previously announced equity financings totaling $11 million on October 23, 2003. Bonanza currently has no debt and approximately $13.5 million in cash. Bonanza' s current cash balance will allow Bonanza to advance the Copperstone project toward pre-feasibility and significantly increase Bonanza's ability to define additional gold resources and convert resources to reserves.

Bonanza is engaged in the acquisition, exploration and development of high-grade gold properties in Nevada and Arizona.

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 688-7523